

Mail Stop 3561

December 11, 2008

Daniel Coker
President and Chief Executive Officer
Amerigon Incorporated
21680 Haggerty Road Suite 101
Northville, MI 48167

Re: Amerigon, Inc.
     Form 10-K for the Year Ended December 31, 2007
     Filed February 13, 2008
     Schedule 14A filed April 23, 2008
     File No. 000-21810

Dear Mr. Coker:

     We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Risk Factors, page 7

1. In future filings, please add a risk factor discussing the risks associated with the recent downturn in automobile sales generally and of being dependent on a small number of direct customers.

Schedule 14A

Compensation Discussion and Analysis, page 17

2. We note your disclosure on page 18 that you consider the base salaries for your executive officers to be in line with base salaries paid to similar officers at similarly-situated companies. In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Bonuses, page 19

3. We note your disclosure regarding your 2007 Management Incentive Plan. In future filings, please disclose all performance targets, including the EBIT amount, to be achieved in order for your employees, including named executive officers and management employees, to earn performance-related compensation. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also not that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

4. In future filings, please include narrative disclosure to discuss the bonuses awarded that are listed in the summary compensation table, to the extent applicable. We note, for instance, your disclosure here regarding the Base Level and Recognition Level awards to certain executives. However, it is unclear to whom you are referring when discussing the bonuses. Please revise in future filings or advise.

Summary Compensation Table, page 22

5. In future filings, please disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements, or discussion in Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise to your 2007 Director Compensation, at page 17, in regard to your stock and option awards columns. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3750

Regards,

Max Webb
Assistant Director